NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

August 19, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Fat Projects Acquisition Corp

Registration Statement on Form S-1

Filed June 16, 2021

File No. 333-257126

Ladies and Gentlemen:

On behalf of Fat Projects Acquisition Corp, a Cayman Islands exempted company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 13, 2021 with respect to the Company’s Registration Statement (“Registration Statement”). This letter is being submitted together with an amendment (Amendment No. 1) to the Registration Statement, which has been revised to address other changes. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

Capitalization, page 77

1.             We note that you are offering 10,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 9,202,138 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 10,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

August 19, 2021

Response:

The Guidance we principally rely upon is the following sections of ASC 480-10-S99:

14. If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date…

15. …If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently:

b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

18. If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted. Additionally, the SEC staff believes that it would be inappropriate to reverse any adjustments previously recorded to the carrying amount of the equity instrument (pursuant to paragraphs 14–16) in conjunction with such reclassifications.

The Company believes that such Guidance applies to special purpose acquisition companies and to the facts and circumstances relevant to the Company.

As detailed in the Registration Statement, upon a liquidation, all of the public shares are subject to redemption whereby they will receive a pro rata distribution from the proceeds held in the trust account (less reduction for certain amounts as disclosed) in accordance with the liquidation provision in the Company’s Amended and Restated Memorandum and Articles of Association, which will be in effect and filed with the General Registry in The Cayman Islands prior to the Company’s initial public offering.

The public stockholders also have the right to redeem their shares in connection with an initial business combination for a pro rata amount of the proceeds held in the trust account (less reduction for certain amounts as disclosed in the Registration Statement) in accordance with the tender offer/stockholder approval provisions in the Company’s Amended and Restated Amended and Restated Memorandum and Articles of Association. Although the Company does not specify a maximum redemption threshold, its Amended and Restated Amended and Restated Memorandum and Articles of Association provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares or the related initial business combination, and instead would search for an alternate initial business combination.

In accordance with the accounting guidance provided in ASC 480, ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, all of the 10,000,000 shares would only be redeemable upon a liquidation event.

August 19, 2021

In contrast, with respect to a redemption in connection with a business combination, the Company will allow for a variable number of shares to be redeemed as long as its stockholders’ equity remains at least $5,000,001. In accordance with the guidance of ASC 480, the amount of shares that can be redeemed at the option of the holder is classified outside of the permanent equity. Accordingly, in accordance with the Company’s Amended and Restated Amended and Restated Memorandum and Articles of Association, the Company will proceed with an initial business combination only in the event that the number of public shareholders who exercise their redemption rights does not cause stockholders’ equity to fall below $5,000,001.

The 9,202,138 public shares, now 9,237,138 public shares as a result of the unrelated changes, represent the number of shares that may be redeemed in connection with a business combination without causing the Company stockholders’ equity to fall below $5,000,001 . Any potential share redemptions in excess of these amounts would not be approved by the Company and the initial business combination would fail. Thus, the event triggering the redemption would be cancelled and the shares no longer subject to redemption.

These limitations and procedures are disclosed throughout the Registration Statement. Thus, every investor is aware of the limitation and is part of the ‘contract’ with each investor.

Accordingly, the Company has determined that the presentation is most consistent with the above guidance.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

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Fat Projects Acquisition Corp

AT